Exhibit 99.1

New Pacific Intersects 514 m Grading 1.1 Gram Per Tonne Gold In Hole DCAr0044 At The Carangas Project, Bolivia

VANCOUVER, BC, Aug. 8, 2022 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP), together with its local Bolivian partner, report assay results for another seven drill holes of the 2022 drill program at the Carangas Silver-Gold Project, Oruro Department, Bolivia (the "Carangas Project" or the "Project").  Assay results of drill intercepts are summarized in Table 1 with drill hole specifications provided in Table 2 that has been plotted in Figure 1.

The assay results reported here continue to expand silver and gold mineralization for the Carangas project, where near surface silver horizons are stacked over a broad bulk gold mineralization.

To date in 2022, 21,980 meters ("m") in 43 drill holes have been completed at Carangas.  Assay results for the twelve drill holes from the 2022 drilling program have now been received and released with the first five holes released on July 13, 2022. The results for the remaining 31 holes are pending.  The 2022 drill program is currently advancing well with five drill rigs.

Deep Hole DCAr0044 was the 6th hole drilled into the emerging Gold Zone (See Press Release of February 23, May 17, and July 13, 2022) and successfully intersected 514 m grading 1.1 grams per tonne ("g/t") gold ("Au") The remaining other six holes are relatively shallow holes that targeted near-surface silver mineralization in the northern portion of the Central Valley.

Drill highlights include

  Gold Hole DCAr0044: 514.85 m interval (from 266.35 m to 781.2 m) grading 1.10 g/t Au and 6 g/t silver ("Ag"), including higher grade intervals of 14.15 m (from 436.2 m to 450.35 m) grading 3.8 g/t Au, 11g/t Ag and 0.12% copper ("Cu"); 87.51 m interval (from 472.4 m to 559.91 m) grading 2.57 g/t Au, 9 g/t Ag and 0.12% Cu.
  Silver Hole DCAr0041: 78.68 m interval (from 37.8 m to 116.48 m) grading 75 g/t Ag, 0.71% Pb and 0.69% Zn.
  Silver Hole DCAr0042: 79.2 m interval (from 53 m to 132.2 m) grading 77 g/t Ag, 0.73% Pb and 1.43% Zn.
  Silver Hole DCAr0045: 170.64 m interval (from 8.36 m to 179 m) grading 88 g/t Ag, 0.38% Pb and 0.61% Zn, including 72.17 m interval grading 150 g/t Ag.
  Silver Hole DCAr0046: 74.67 m interval (from 7.68 m to 82.35 m) grading 102 g/t Ag, 0.9% Pb and 0.36% Zn.
  Silver Hole DCAr0047: 19.95 m interval (from 77.5 m to 97.45 m) grading 163 g/t Ag, 0.41% Pb and 1.31% Zn.
  Silver Hole DCAr0048:  33.96 m interval (from 142.5 m to 176.46 m) grading 104 g/t Ag, 0.42% Pb and 0.68% Zn.

Detailed Descriptions

Hole DCAr0044 intersected a silver interval of 25.12 m (from 33.88 m to 59.0 m) grading 64 g/t Ag, 0.22% Pb, 0.11% Zn  and a silver interval of 61.66 m (from 84.83 m to 146.49 m) grading 24 g/t Ag, 0.32% Pb and 0.89% Zn.  From 266.35 m to 781.2 m, a broad gold interval of 514.85 m interval grading 1.10 g/t Au and 6 g/t Ag was intersected, including higher grade subintervals of 14.15 m grading 3.8 g/t Au, 11g/t Ag and 0.12% copper ("Cu") from 436.2 m to 450.35 m, 87.51 m grading 2.57 g/t Au, 9 g/t Ag and 0.12% Cu from 472.4 m to 559.91 m. These two higher grade intervals are hosted in strongly argillic-sericite altered ignimbrite with dissemination and crosscutting veins of pyrite and chalcopyrite. A third higher grade interval of 29.89 m grading 2.46 g/t Au. 5 g/t Ag and 0.14% Cu intersected from 717.07 m to 746.96 m, is hosted in mineralized flow-banded rhyodacite intrusive with dissemination and crosscutting veins of pyrite and chalcopyrite.

This hole was drilled across the Central Valley about 50 m to the south of and parallel to the hole DCAr0039 which intersected a 535 m interval grading 1 g/t gold (please refer to the Company's news release on July 13, 2022).

Hole DCAr0041 intersected a 266.99 m (from 30.06 m to 297.05 m) silver zone grading 31 g/t Ag, 0.52% Pb and 0.95% Zn, including a 78.68 m interval grading 75 g/t Ag, 0.71% Pb and 0.69% Zn. This hole was drilled on grid at an angle of -45 to test the continuity of silver mineralization at a shallow level.

Hole DCAr0042 intersected 332.7 m interval (from 53.0 m to 385.7 m) grading 25 g/t Ag, 0.45% Pb and 0.95% Zn, including 79.2 m interval grading 77 g/t Ag, 0.73% Pb and 1.43% Zn.  This hole was drilled on grid at an angle of -45 to test the continuity of silver mineralization at a shallow level.

Hole DCAr0045 intercepted 170.64 m grading 88 g/t Ag, 0.38% Pb and 0.61% Zn (from depth 8.36 m to 179 m), including a 72.17 m interval grading 150 g/t Ag. This hole was drilled on grid at an angle of -45 to test the continuity of silver mineralization at a shallow level.

Hole DCAr0046 intersected 195.65 m (from 7.68 m to 203.33 m) grading 48 g/t Ag, 0.57% Pb and 0.82% Zn, including 74.67 m interval (from 7.68 m to 82.35 m) grading 102 g/t Ag, 0.9% Pb and 0.36% Zn. This hole was drilled on grid at a dip angle of -45 to test the continuity of silver mineralization at a shallow level.

Hole DCAr0047 intersected 109.02 m (from 72.05 m to 181.07 m) grading 57 g/t Ag, 0.24% Pb and 0.68% Zn. This hole was drilled on grid at an angle of -45 to test the continuity of silver mineralization at a shallow level.

Hole DCAr0048 intersected a silver interval of 62.31 m (from 65.0 m to 127.31 m) grading 55 g/t Ag, 0.36% Pb and 0.73% Zn, and a silver interval of 33.96 m (from 142.5 m to 176.46 m) grading 104 g/t Ag, 0.42% Pb and 0.68% Zn. This hole was drilled on grid at a dip angle of -45 to test the continuity of silver mineralization at a shallow level.

Table 1 Summary of Drill Intercepts
Hole_ID		Depth_from	Depth_to	Interval_m	Ag_g/t	Au_g/t	Pb_%	Zn_%	Cu_%	AgEq_g/t
DCAr0041		30.06	297.05	266.99	31	0.06	0.52	0.95	0.03	85
	incl.	37.80	116.48	78.68	75	0.00	0.71	0.69	0.02	120
		333.38	371.45	38.07	6	0.37	0.41	0.71	0.02	71
DCAr0042		53.00	385.70	332.70	25	0.03	0.45	0.95	0.02	71
	incl.	53.00	132.20	79.20	77	0.00	0.73	1.43	0.01	148
DCAr0044		33.88	59.00	25.12	64	0.00	0.22	0.11	0.00	75
		84.83	146.49	61.66	24	0.01	0.32	0.89	0.00	64
		156.80	174.10	17.30	3	0.02	0.35	1.08	0.01	52
		266.35	781.20	514.85	6	1.10	0.02	0.04	0.07	94
	incl.	436.20	450.35	14.15	11	3.80	0.05	0.02	0.12	296
	incl.	472.40	559.91	87.51	9	2.57	0.04	0.03	0.12	207
	incl.	717.07	746.96	29.89	5	2.46	0.01	0.01	0.14	195
DCAr0045		8.36	179.00	170.64	88	0.0	0.38	0.61	0.02	121
	incl.	8.36	80.53	72.17	150	0.0	0.39	0.21	0.02	170
DCAr0046		7.68	203.33	195.65	48	n/a	0.57	0.82	0.01	93
	incl.	7.68	82.35	74.67	102	n/a	0.90	0.36	0.01	141
		327.78	365.17	37.39	4	n/a	0.49	0.75	0.00	44
DCAr0047		72.05	181.07	109.02	57	n/a	0.24	0.68	0.01	88
	Incl.	77.50	97.45	19.95	163	n/a	0.41	1.31	0.02	220
DCAr0048		65.00	127.31	62.31	55	n/a	0.36	0.73	0.01	92
		142.50	176.46	33.96	104	n/a	0.42	0.68	0.03	142
Notes:
1.	Drill location, altitude, azimuth, and dip of drill holes are provided in Table 2
2.	Drill intercept is core length, and grade is length weighted. True width of mineralization is unknown due to early stage of exploration without adequate drill data.
3.	Calculation of silver equivalent ("AgEq") is based on the long-term median of the August 2021 Street Consensus Commodity Price Forecasts, which are US$22.50/oz for Ag, US$0.95/lb for Pb, US$1.10/lb for Zn, US$3.40/lb for Cu, and US$1,600/oz for Au. The formula used for the AgEq calculation is as follows: AgEq = Ag g/t + Pb g/t * 0.0029 + Zn g/t * 0.00335 + Cu g/t * 0.01036 + Au g/t * 71.1111. This calculation assumes 100% recovery. Due to the early stage of the Project, the Company has not yet completed metallurgical test work on the mineralization encountered to date.
4.	A cut-off of 20 g/t AgEq is applied to calculate the length-weighted intercept. At times, samples lower than 20 g/t AgEq may be included in the calculation of consolidation of mineralized intercepts.
5.	n/a stands for no fire assay of gold was carried out.

Figure 1. Simplified geology map and drill hole traces, yellow shows gold intercepts and red for silver at the Carangas Project

Table 2 Summary of Drill Holes of Discovery Drill Program of the Carangas Project
Hole_id	Easting	Northing	Altitude	Depth_m	Azimuth (°)	Dip (°)	Date_start	Date_complete	Target
DCAr0041	539155.52	7905285.54	3906.91	437.00	20	-45	3/8/2022	3/13/2022	C. Valley
DCAr0042	539121.24	7905335.45	3907.65	400.00	20	-45	3/15/2022	3/21/2022	C. Valley
DCAr0044	539297.60	7905378.46	3909.11	1083.30	254	-66	3/23/2022	4/19/2022	C. Valley
DCAr0045	539273.97	7905323.23	3908.27	450.00	20	-45	3/24/2022	4/2/2022	C. Valley
DCAr0046	539171.12	7905329.49	3907.10	400.00	20	-45	4/2/2022	4/9/2022	C. Valley
DCAr0047	539267.05	7905445.11	3908.45	300.00	20	-45	4/9/2022	4/15/2022	C. Valley
DCAr0048	539231.41	7905496.81	3908.35	300.00	20	-45	4/16/2022	4/22/2022	C. Valley
Notes:
1.	Drill collar coordinate system is WGS1984 UTM Zone 19S.
2.	Coordinate of drill collar is picked with Real Time Kinematics (RTK) GPS except for hole DCAr0036 which is by handheld GPS.

QUALITY ASSURANCE AND QUALITY CONTROL

The Company maintains tight sample security and QA/QC for all aspects of its  exploration program at the Carangas Project.  Drill core is logged, photographed and split on-site by the company and stored under secure conditions until being  shipped in security-sealed bags by New Pacific staff in Company vehicles, directly from the project to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. ALS Global is an ISO 17025 accredited laboratory independent from New Pacific. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade specified limits for silver, lead, and zinc further analyzed using ALS code OG46. Further silver samples over specified limits are analyzed by gravimetric analysis (ALS code of GRA21). Gold is assayed first by ICP and then by fire assay with AAS finish (ALS code of Au-AA25). Certified reference materials, various types of blank samples and duplicate samples are inserted into normal drill core sample sequences prior to delivery to the laboratory for preparation and analysis. The overall ratio of quality control samples in sample sequences is around twenty percent.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). The Qualified Person has verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, is waiting for a new Mineral Resource Estimate Update and a PEA by the end of 2022.  The recently discovered Carangas Silver-Gold Project is undergoing a 40,000 m drill program.  The third project, the Silverstrike Silver-Gold Project, commenced a 6,000 m initial test drilling program in June 2022.

For further information, please contact:
New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: info@newpacificmetals.com
For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; timing and content of the PEA, and estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2021 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101.

Accordingly, information contained in this news release and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

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CNW 04:00e 08-AUG-22